February 12, 2007
Terence O’Brien
Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549-0510

Re:	Virco Mfg. Corporation Form 10-K for the fiscal year ended January 31, 2006 Filed April 17, 2006 Form 10-Q for the quarter ended October 31, 2006 File No. 1-8777
Dear Mr. O’Brien:
     On behalf of Virco Mfg. Corporation (the “Company”), this letter responds to your letter dated January 22, 2007, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2006 and Quarterly Report on Form 10-Q for the quarter ended October 31, 2006. Each of your comments from the January 22, 2007 letter is set forth below, followed by the Company’s related response.
Form 10-K for the year ended January 31, 2006
Management’s Discussion and Analysis, page 18
Results of Operations, page 23
     1. We note your statements on page 7 that “Significant portions of educational furniture are sold on a bid basis” and “A significant portion of Virco’s business is awarded through annual bids with school districts or other buying groups used by school districts.” We further note that during the period covered by these annual contracts, you have very limited or in some cases no ability to increase selling prices. In future filings in MD&A, please give quantitative effect to such claims, especially in light of the current landscape discussed in your results of operations that increased sales were attributable to increased prices.
     The bids and contracts under which the Company sells its products directly to public agencies are shaped by the needs of the contracting agencies and the competitive forces of the marketplace. In addition to direct sales, the Company also sells a substantial portion of its products through multi-channel wholesalers, distributors and retailers. These resellers have separate pricing, terms and conditions that are subject to the somewhat different market forces affecting for-profit businesses.

     For both public agencies and multi-channel resellers, contracts with annual terms are re-priced each year at the Company’s best estimate of underlying raw material and operating costs averaged over the expected delivery term of the contract. Contracts with multi-year terms generally include provisions for negotiated inflation adjustments. More than 90 percent of Company’s sales are priced under these contracts.
     In future filings, the Company will comply with this request by quantifying the percentage of Company’s sales derived from annually priced contracts.
Financial Statements
1. Summary of Business and Significant Accounting Policies, page 41
     2. We note the discussion of the contract with the nationwide purchasing organization on pages 7 and 12. Please tell us why you have not provided the disclosures outlined in SOP 94-6 regarding the concentration in the volume of business transacted under this contract.
     The Company pursues a multi-channel distribution strategy that provides its customers with a broad choice of transaction and delivery options while limiting the financial risk of concentration. In any given year, the Company will promote or recommend to its direct customers the channel that best fulfills their requirements for price, convenience, and service terms.
     The nationwide purchasing organization referred to on pages 7 and 12 of the Company’s Annual Report on Form 10K for the fiscal year ended January 31, 2006, is one contract within the direct channel. This organization does not purchase products from the Company. It provides a public bid specification and authorization service to publicly-funded agencies which can then use the organization’s contract to make authorized expenditures of taxpayer funds.
     For all purchases made under this contract, the Company maintains a direct transactional relationship with the end user, not the purchasing organization. Purchase orders are issued directly from the individual school districts to the Company. Shipments of product are made directly to the school district. If this contract were not in place, the school district could purchase direct from the Company under other contracts. No single end user represents more than 5% of the Company’s total annual revenue.
     3. You disclose that costs incurred to investigate and remediate environmental waste are expensed as incurred. Please clarify whether you record liabilities for environmental remediation costs when remediation efforts are probable and the costs can be reasonably estimated. Discuss your treatment when information available is only sufficient to estimate a range of probable liability. In future filings, expand Note 1 to address these matters.

     The Company operates factories that are subject to a variety of laws and regulations regarding emissions and waste resulting from the manufacturing process. Normal, recurring expenses related to operating the factories in a manner that exceeds environmental laws and regulations are matched to the cost of producing inventory. The Company’s management expends substantial time and effort to operate its facilities in accordance with all legal requirements, works diligently to reduce emissions and waste streams, and aggressively pursues all practical opportunities to recycle, both in its facilities and in the surrounding communities. The Company has won numerous environmental awards for these efforts. These normal and recurring costs are expensed as incurred.
     Despite the significant dedication to operating in compliance with applicable laws, there is a risk that the Company could fail to comply with a regulation or that the applicable laws and regulations change. Since the Company’s inception in 1950, there have been occasions when the Company has been responsible for contributing to the cost of investigating and cleaning environmental waste, even when the waste was disposed of in accordance with all applicable laws in effect at the time of disposition. The CERCLA case discussed in comment 4 is an example of such an event. On these occasions, the Company records environmental liabilities when remediation costs are probable and can be reasonably estimated. In these situations, the Company will consult with legal and environmental counsel to determine a range of remediation cost. If there is a most likely cost to remediate, the Company will record that amount. If there is not a most likely cost to remediate, the Company will record the low end of the range.
     The staff’s comment is noted and the Company will comply with the request and clarify its disclosure in future filings.
8. Contingencies, page 55
     4. On page 13 you state you have been identified as a potentially responsible party pursuant to CERCLA, “for remediation costs associated with waste disposal sites previously used by us.” You state, “The remediation costs and our allocated share at some of these CERCLA sites are unknown.” Please provide us with a more detailed discussion of the affected sites and the status of clean-up efforts and any EPA action. Clarify the amounts that have been recognized as an environmental remediation liability and discuss your accounting treatment.
     The Company’s commitment to environmental stewardship plays a key role in its overall mission to deliver a competitive and sustainable return to shareholders. The Company’s distinguished record of achievement in the field of recycling and resource recovery is built on a foundation of more basic but equally important environmentally responsible acts, including the proper disposal of waste at designated sites. The Company has been identified, along with thousands of other environmentally conscious organizations, as an entity that lawfully disposed of liquid industrial waste at the “Operating Industries Inc. Superfund Site” in Monterey Park, California prior to 1984. The Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) creates an expansive joint and several liability scheme requiring waste disposers to bear a portion of the costs associated with the clean-up of environmental waste sites — even if the party acted in full accordance with the law at the time it disposed of the waste. Accordingly, the EPA is requiring that the Company assist in the remediation efforts at the Operating Industries Inc. disposal site. Due to both the limited quantity and low toxicity of waste contributed by the Company, it has been designated as a “de minimis” party. Under CERCLA, the EPA may offer special settlements to de minimis parties. Region 9 is currently negotiating a de minimis settlement at this site. Although negotiations have been continuing for over three years, EPA is expected to present a settlement package to all de minimis parties by October 2008. The amount a party must pay to join a de minimis settlement varies from site to site. In general, though, it is the sum of a basic payment and premium payment. The basic payment is calculated using the estimated cost to clean up the site and the amount of the de minimis party’s waste (as a percentage of the total amount of waste attributed to all potentially responsible parties at the site). The premium payment varies according to a number of factors specific to both the site and the settlement. The Company has been subject to comparable claims in the past, and based on its experience, the Company expects to receive a settlement offer in the range of $100,000 to $150,000. In accordance with FIN 14, Reasonable Estimation of the Amount of a Loss, the Company has accrued $100,000 for this liability.
     The Company will comply with the staff’s request and more fully disclose the circumstances of this liability in future filings.
     5. We note your disclosure on page 56 that you have obtained an actuarial estimate of your total expected future losses for liability claims and have recorded a liability equal to the net present value of $1.6 million at January 31, 2006 based on your estimated payout period of four years using a 6% discount rate. Please address the following comments for future filings:
•	Because the liability is recognized on a discounted basis to reflect the time value of money, your note must include the disclosure requirements of Question 1 of SAB Topic 5:Y, including the expected aggregate undiscounted amount, expected payments for each of the five succeeding years and the aggregate amount thereafter, and a reconciliation of the expected aggregate undiscounted amount to amounts recognized in the statements of financial position.

•	Please disclose the nature of the accrual made so that readers may understand more fully the scope of your product and general liability losses. See paragraph 9 of SFAS 5.
     The Company will comply with the staff’s request in future filings.
     6. We note your disclosure that the ultimate outcome of legal proceedings arising in the normal course of business are not expected to materially affect your financial position, results of operations or cash flows. A statement that a contingency is not expected to be material does not satisfy the requirements of SEAS 5 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell the registrant’s securities. From your current disclosure, it is not clear whether these criteria have been met or whether additional disclosure is required. In future filings, please comply with the disclosure requirements of paragraphs 8-10 of SFAS 5 and SAB Topic 5:Y.
     The Company will comply with the staff’s request in future filings.
9. Warranty, page 56
     7. You state that effective February 1, 2005, you have extended your standard warranty period to 10 years, from five years. Please tell us, and disclose in future filings, the economic, operational, competitive and regulatory factors contributing to this change. We assume it is not related to the recurring cosmetic complaint relating to a high-volume component as discussed on page 21 which has caused your warranty expense to be higher than normal for the last three years. Please tell us the impact that this change is expected to have on your future results of operations.
     The Company extended its standard warranty from 5 years to 10 years beginning in 2005. This decision was based on the proven quality of the Company’s products and market opportunities afforded by a longer warranty. The extended term is not related to the recurring cosmetic complaint.
     In evaluating the potential impact of the warranty extension on future results of operations, it is important to distinguish between the warranty period and service life. The two are not the same.
     The Company’s warranty covers “all substantial defects in material and workmanship”. It is not a guarantee of service life, which is determined by a combination of factors outside the Company’s control. These include the appropriate choice of product for a given application, the intensity of use, regular inspection and maintenance, and potential misuse or abuse. Based on these variables, the service life of a product may be different than the warranty period.
     The Company has over 75 million units of furniture and equipment currently in service. Based on the performance of this large installed base, the Company has determined that defects in materials and workmanship are typically discovered at the time of delivery or shortly thereafter. Extending the warranty term is therefore not expected to have a significant impact on future operations or required reserves for warranty expense.
     8. We note your warranty liability has been $1.5 million for each of the two years ended January 31, 2006, and continuing into the three quarters of fiscal 2007. We further note that the provision accrued equals exactly your costs incurred. Please address the following comments:

•	Please describe to us your process of accounting for your warranty accruals, including how often you assess and make adjustments to the liability. For example, we assume the estimated cost of servicing the warranties is accrued at the time of sale recognition. Then, when the actual costs are incurred, the accrual is offset by those costs. If so, please explain the reasons your estimate of the warranty costs associated with current year sales is exactly equal to the actual costs incurred in the current year.

•	Please tell us why you believe a warranty accrual of $1.5 million is appropriate given the increase in the standard warranty period.
     The Company has a process for addressing all customer complaints or service requests. The Company’s accounting for warranty expense is incorporated into this process. Requests for warranty claims are submitted to the Company for evaluation. If approved, the Company determines if the merchandise is to be replaced or repaired in the field. Expenses related to warranty are segregated from other types of customer service requests (such as freight damage or short shipments).
     On a monthly basis, management prepares and reviews reports that summarize product-related service issues (more broadly defined than just warranty). This monthly process helps to highlight any significant warranty-related issues for further analysis. The Company accrues the estimated cost of warranty service at the time of sale recognition. The monthly warranty costs are charged to the warranty reserve.
     On a quarterly basis, the Company prepares an analysis of warranty expense and evaluates the type of expenses and amount of expense for unusual trends. In addition, a lag study is prepared that compares the date of sale of the product to the date of the actual warranty expenditure. Quarterly adjustments are made to the warranty accrual if considered necessary based upon the underlying data.
     Subsequent to resolution of the recurring cosmetic complaint, warranty expenses have been relatively stable. Quarterly analysis of the reserve for warranty expense confirms that the current reserve falls within the likely range of loss. The expense recorded to replenish the warranty reserve therefore matched the expenditure incurred. Additionally, the Company determined after careful analysis, that in light of the fact that warranty claim experience improved enough to offset the increase in the standard warranty period, no increase to the warranty accrual was required.

Form 10-Q for the period ended October 31, 2006
Management’s Discussion and Analysis, page 16
     9. You indicate that in order to comply with debt covenants, you must meet a “clean down” requirement that your outstanding debt must be less than $30 million for all of the fourth quarter of fiscal 2007. Please disclose in future filings, the impact to your financial position, results of operations, and liquidity if you were not able to meet this requirement.
     In future filings, the Company will comply with the staff’s request and clarify the impact to the Company’s financial position, results of operations, and liquidity should the Company fail to meet this covenant.
Note 8. Stock Based Compensation, page 11
     10. We note your discussion on page 13 of the June 20, 2006 restricted stock share grant under the 1997 Plan to non-employee directors. You state that in connection with the grant of these restricted stock units, all outstanding, unexercised stock options held by the non-employee directors were cancelled. Please tell us your consideration of paragraphs 56-57 of SFAS 123R in accounting for these cancellations.
     The statement regarding the cancellations of the unexercised options held by the non-employee directors to which you refer, relates to the January 13, 2006 grant of restricted stock units, not the June 20, 2006 grant of restricted shares. The Company will clarify this in future filings. As the January 13, 2006 grant occurred prior to the adoption of SFAS 123R, paragraphs 56-57 of SFAS 123R were not applicable, and the Company accounted for this transaction in accordance with APB No. 25, Accounting for Stock Issued to Employees and FIN 44, Accounting for Certain Transactions involving Stock Compensation.
     11. We note also that at February 1, 2006, you recorded a transitional reclassification of $247,000 from current liabilities to additional paid-in capital. It is unclear to us why such a reclassification was necessary or how it is appropriate under generally accepted accounting principles. Please advise, citing the appropriate accounting literature where applicable.
     The reclassification is related to the adoption of SFAS No. 123(R) for restricted stock units (not shares of restricted stock) that were not vested. Prior to the adoption of SFAS No. 123(R) the Company recorded compensation expense on a straight line basis over the vesting period for restricted stock units by recording a debit to expense and a credit to a liability account. A reclassification from liability to equity was made upon vesting of the restricted stock unit, at which time a stock certificate was issued to the recipient. After an extensive review of the relevant accounting literature, the Company was not able to cite accounting literature regarding the classification of unvested restricted stock units prior to adoption of SFAS No. 123(R). The Company believes that the amount in question is not material (neither quantitatively nor qualitatively) to the financial statements as a whole or individually, and upon vesting of the units the liability was properly recorded as equity. Because the restricted stock units vested annually upon the anniversary of the grant date, the amount did not ever become material. With the adoption of SFAS No. 123(R) the liability amount was reclassified to additional paid-in capital.
* * * * *
     In connection with responding to the staff comments, the Company acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
     The Company appreciates the staff’s responsiveness with respect to its filings and looks forward to resolving any concerns the staff may have. If you have any questions, please contact me at (310) 533-3372.

Sincerely,

/s/ Robert E, Dose
Robert E, Dose
Vice President Finance
Virco Mfg. Corporation
cc:   Jenn Do, Staff Accountant